SONS OF GWALIA LTD
ABN 46 008 994 287
(Voluntary Administrators)


RECEIVED
2004 SEP 23 P 3: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE



GWALIA

13 September, 2004
0321:tcl

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commiss
Office of International corporate F
450 5th Street, NW
Washington DC 20549
USA


04045041


SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

DATE OF RELEASE	DETAILS
16.03.04	Media Release – Ongoing Gold Production at Tarmoola Mine
16.03.04	Update on Tarmoola Mine
25.03.04	Appointment of new Chief Financial Officer
13.04.04	Appointment of new Chairman
14.04.04	Final Director's Interest Notice for Peter Lalor
14.04.04	Final Director's Interest Notice for Chris Lalor
28.04.04	Media Release – March 2004 Quarterly Report
28.04.04	March 2004 Quarterly Report
10.05.04	Tantalum sales to Chinese customer
13.05.04	Appointment of Non-Executive Directors
14.05.04	Initial Director's Interest Notice for Peter Knowles
14.05.04	Initial Director's Interest Notice for Mark Barnaba
14.07.04	June 2004 Quarterly Report and Comment on Earnings Outlook
11.08.04	Comment on Release of Financial Results
30.08.04	Administrators Appointed and Date of Creditors Meeting
30.08.04	Request for Suspension of Trading
08.09.04	Update on Voluntary Administration

Yours faithfully

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

for **Chris Foley**
Company Secretary

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-mail gwalia@sog.com.au
www.sog.com.au

MEDIA Release


GWALIA

16 March 2004

SONS OF GWALIA ANNOUNCES ONGOING GOLD PRODUCTION AT THE TARMOOLA MINE AND EXCELLENT DRILLING RESULTS FROM THE MARVEL LOCH UNDERGROUND DRILLING PROGRAM

Sons of Gwalia Ltd ("the Company") today provided an update on the Tarmoola Mine, Leonora and the underground drilling at the Marvel Loch Mine, Southern Cross.

TARMOOLA MINE - LEONORA

The Company said that, subject to final mine planning, mining operations will now continue until at least June 2006. Ore feed will be provided from mining of the Tarmoola South Pit, the Kailis and Rainbow satellite pits and low grade stockpiles.

Gold production for the financial year 2004 from Tarmoola will be 160,000 ounces and for 2005 and 2006 will be approximately 100,000 ounces per year.

MARVEL LOCH UNDERGROUND PROJECT – SOUTHERN CROSS

The Company said that additional encouraging underground diamond drilling results have been received from the Central and South lode systems. Results from the Central Lode include 68 metres @ 4.51g/t Au, 38 metres @ 5.32 g/t Au, 27 metres @ 4.94g/t Au and 8 metres @ 11.83 g/t Au.

Results from the South Lode include 25 metres @ 14.6 g/t Au, 21 metres @ 3.87 g/t Au, 25 metres @ 7.99 g/t Au and 20 metres @ 3.65 g/t Au.

These results are highly encouraging and drilling will continue with four rigs operating underground at Marvel Loch. The Company said that approximately 40% of the drilling program has been completed to date.

The Managing Director, Mr John Leevers, said "the ongoing operation at Tarmoola will facilitate further exploration and the review of the 'big pit' option".

"The results from the Marvel Loch underground project are very encouraging and bode well for the future of the Southern Cross Operations".

For more information please contact:

Peter Lalor - Executive Chairman
John Leevers - Managing Director
David Paull - Executive General Manager, Business Development and Marketing
Stephen Thomas - Manager, Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

SONS OF GWALIA LTD
ACN 008 994 287


RECEIVED
2004 SEP 23 P 3:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


GWALIA

PKL:EF 04.121
16 March 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

TARMOOLA MINE

Further to the Company's advice contained in its half yearly review and its update to the Exchange dated 2 February 2004, further mine planning studies and reviews have been carried out following the previously advised slippage on the eastern wall of the open cut mine. Resource modelling and mine designs for the Kailis and Rainbow deposits will be completed over the next month. As a result of this, a new mine plan is being implemented.

Subject to final mine planning, mining operations will now continue until at least June 2006. Ore feed to the mill will be provided from mining of the Tarmoola South Pit, the Kailis and Rainbow satellite pits and low grade stockpiles.

Gold production for the financial year ended 30 June 2004 from Tarmoola will be 160,000 ounces. Gold production for the financial years ended June 2005 and June 2006 will be approximately 100,000 ounces per year.

There will be an ongoing review process relating to both the Tarmoola Mine and the Leonora area generally. This will comprise a three stage approach involving the Tarmoola Mine operations, the Tarmoola "big pit" concept and exploration strategies and execution thereof in the Leonora region.

The new operating mine plan will be subject to ongoing review dependent on future operating and exploration results.

16Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

MARVEL LOCH UNDERGROUND PROJECT - SOUTHERN CROSS

Underground diamond drilling from the South Pit tunnel and North Decline is continuing. A total of four rigs are now operating at the site and approximately 13,000 metres of the 30,000 metres programme has been completed.

There are three main lode systems at Marvel Loch and the above drilling programme is currently concentrated on the South and Centre Lodes. It is anticipated that drilling of the North Lodes will commence in some three months' time.

Additional drilling results have now been received from drilling carried out since those announced in the Company's Quarterly Report on 20 January 2004 and the Company's half yearly report dated 18 February 2004.

In the southern part of the Central Lodes, drilling continued to intersect a thick zone of mineralisation at a depth of 350 to 500 metres below the surface. Drilling is planned to map the southern strike extent of this zone over the next month.

Better intersections included:

27 metres @ 4.94 g/t gold
38 metres @ 5.32 g/t gold
8 metres @ 11.83 g/t gold
68 metres @ 4.51 g/t gold

True thicknesses of these intersections are estimated to be up to 25 to 30 metres.

Drilling in the northern part of the South Lodes intersected thick zones of moderate to high grade mineralisation. Better intersections included:

21 metres @ 3.87 g/t gold
25 metres @ 7.99 g/t gold
20 metres @ 3.65 g/t gold
25 metres @ 14.60 g/t gold

These results are encouraging both in terms of thicknesses and grade.

Attached is a section relating to the above programme and results achieved to date.

Yours faithfully

JOHN W LEEVERS
MANAGING DIRECTOR


South
North
South Pit
Centre Pit
North Pit
0m
Tunnel Portal
26m@5.03g/t Au
CURRENT PIT
21m@3.87g/t Au
Decline
27m@4.94g/t Au
25m@14.6g/t Au
FINAL PIT
250m
38m@5.32g/t Au
8m@11.83g/t Au
25m@7.99g/t Au
68m@4.51g/t Au
20m@3.65g/t Au
27m@2.86g/t Au
500m
17m@6.85g/t Au
45m@2.84g/t Au
Horizontal
gxm gold
> 30
20 - 30
15 - 20
750m
8 - 15
5 - 8
< 5
Exploration Target: 1Moz in resources
• Planned drill hole
○ Hole drilled - results available
• Hole drilled - results pending
250m


GWALIA

JWL:CA 04.040
25 March 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

CHIEF FINANCIAL OFFICER

Sons of Gwalia Ltd ("the Company") wishes to advise of the appointment of Mr Ian McCubbing to the above position effective 10 May 2004.

Mr McCubbing holds a MBA from the Australian Graduate School of Management and a Bachelor of Commerce (Honours) from the University of Western Australia.

Mr McCubbing has been Chief Financial Officer/Company Secretary and a Consultant to Leigh-Mardon for over two years and prior to that spent over ten years in senior finance and treasury positions with Spicers Paper Ltd and Paperlinx. Prior to its acquisition by Paperlinx, Spicers was a listed Company with revenues of $1.2 billion and 1,900 employees, operating in six countries.

He has extensive experience in the areas of corporate finance, banking and treasury operations, corporate merger and acquisition activity and investor relations.

Mr McCubbing is an Associate of the Institute of Chartered Accountants and Senior Associate of the Finance and Treasury Association and he has held positions in the past, on several professional committees.

Mr McCubbing will relocate from Melbourne to Perth to take up his new position.

Yours faithfully

JOHN W LEEVERS
Managing Director

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au



ACN 008 994 287

RECEIVED
2004 SEP 23 P 3: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 April 2004
0102:tcl

Company Announcements Office
Australian Stock Exchange
20 Bond Street
Sydney NSW 2000

Dear Sir

Sons of Gwalia Ltd ("the Company") advises that Messrs Peter Lalor and Chris Lalor have retired as Executive Chairman and Executive Director of the Company respectively, effective 13 April 2004.

The Lalor's were founding shareholders and Directors of the Company which was listed on the Australian Stock Exchange in March 1983. Since listing the Company has produced over five million ounces of gold and has become the world's largest producer of tantalum raw materials.

As previously announced, Mr Neil Hamilton has been appointed Non-Executive Chairman of the Company effective 13 April 2004.

The Company expects to announce the appointment of two new Non-Executive Directors within the next several weeks.

Any enquiries should be directed to Mr Neil Hamilton on (08) 9386 6100.

For and on behalf of
Sons of Gwalia Ltd

Chris Foley
Company Secretary

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

RECEIVED
2004 SEP 23 P
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SONS OF GWALIA LTD**
ACN	**008 994 287**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	PETER KEVIN LALOR
Date of last notice	7 JANUARY 2002
Date that director ceased to be director	13 APRIL 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
3,604 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Diana Lalor (relative)	207,177 ordinary shares
PKL Investments Pty Ltd (director)	71,603 ordinary shares
Blackwood Consolidated Pty Ltd (director)	202,621 ordinary shares
Martine Investments (WA) Pty Ltd (director)	39,000 ordinary shares
Lalor Nominees Pty Ltd (voting rights)	347,130 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

RECEIVED
2004 SEP 23 P 3: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONS OF GWALIA LTD
ACN	008 994 287

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	CHRISTOPHER JOHN LALOR
Date of last notice	7 JANUARY 2002
Date that director ceased to be director	13 APRIL 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2 ordinary shares

+ See chapter 19 for defined terms.

MEDIA Release


GWALIA



28 April 2004

SONS OF GWALIA LTD RELEASES QUARTERLY REPORT FOR THE THREE MONTHS ENDING 31 MARCH 2004

BOARD AND MANAGEMENT CHANGES

Founding Directors Peter Lalor and Chris Lalor retired as Executive Chairman and Executive Director respectively effective 13 April 2004 and Mr Neil Hamilton assumed the position of Non-Executive Chairman effective 13 April 2004.

The Company expects to announce the appointment of two new Non-Executive Directors in the near term.

TANTALUM PRODUCTION AND SALES MEET TARGETS

Tantalum production was on target to meet the annual forecast of 2.2 million pounds. The estimate for full year tantalum sales remains on track at 2.1 million lbs, with sales increasing by 300,000lbs in the second half.

TANTALUM MARKET CONDITIONS IMPROVE AND CONTRACT NEGOTIATIONS PROGRESSING SATISFACTORILY

The tantalum market continues to show steady and continuous improvement due primarily to improved global economic conditions and increased investment in the information and telecommunications sectors. Tantalum's use in capacitors has grown significantly in 2003 with the outlook for 2004 improving. Spot pricing of tantalum raw materials have started to increase significantly, reflecting this improving picture.

The Company's contract negotiations are progressing satisfactorily and it is anticipated that negotiations with the customers will be agreed, in principle, during the June 2004 quarter.

GOLD PRODUCTION AND CASH COSTS REFLECT CHALLENGES

Gold production for the quarter was 109,328 ounces at a cash cost of A$486 per ounce. The estimate for full year production remains between 520,000-530,000 ounces with the cash costs likely to be at the upper end of the A$420-$435/oz forecast range.

The impact of the Tarmoola disruption, widespread wet weather in the Goldfields and lower than predicted grades at Carosue Dam resulted in a disappointing production and cost result for the third quarter. A better June quarter is forecast to meet annual targets.

FURTHER EXCELLENT RESULTS FROM THE MARVEL LOCH UNDERGROUND DRILLING AT SOUTHERN CROSS

On the basis of results to date, the Company is increasingly confident that a substantial underground resource should be delineated down to 500m below surface. Drilling results indicate excellent continuity of the main mineralised zones at depth.

Results included 27m (16m TW) at 12.48g/t, 38m (18m TW) at 10.52g/t and 54m (17m TW) at 7.68g/t gold in the Centre Lodes and 25m (21m TW) at 14.62g/t gold in the South Lodes (TW: true widths).

For more information please contact:

John Leevers - Managing Director and Chief Executive Officer
David Paull - Executive General Manager, Business Development and Marketing
Stephen Thomas - Manager, Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

Mrel/04.091.doc

REPORT ON ACTIVITIES
For The Quarter Ended 31 March 2004

HIGHLIGHTS

BOARD AND MANAGEMENT CHANGES

- A new Managing Director and Chief Executive Officer, Mr John Leevers, was appointed in January and Mr Neil Hamilton assumed the position of Non-Executive Chairman in April.
- Founding Directors, Peter Lalor and Chris Lalor, retired as Executive Chairman and Executive Director respectively in April.

ADVANCED MINERALS

- Tantalum production for the quarter of 528,073 lbs in line with previous guidance for annual production for 2003/04 of 2.2 million lbs.
- Quarterly tantalum contracted sales of 562,872 lbs, in line with existing contracts and previous guidance for annual sales of 2.1 million lbs.

GOLD

- Gold production for the quarter was 109,328 fine ounces at a cash cost of $486 per ounce bringing year to date production to 405,499 ounces at $435/oz. Production and costs were negatively affected by ramifications of the Tarmoola wall failure and widespread wet weather.
- Gold production for the June 2004 quarter is expected to increase with achieved production for the full year to be within the forecast target range of 520,000-530,000 ounces but at the higher end of the targeted cash cost range of $420-$435/oz.
- Average sale price received for the quarter was $606 realising a cash margin of $120 per ounce.

EXPLORATION AND RESOURCE DEVELOPMENT

- Underground drilling continues at the Marvel Loch Gold Mine with four diamond drill rigs working to define resources to a depth of 500m below surface. Drilling results indicate excellent continuity of the main mineralised zones at depth. Results included 27m (16mTW) at 12.48g/t, 38m (18mTW) at 10.52g/t, and 54m (17mTW) at 7.68g/t gold in the Centre Lodes and 25m (21mTW) at 14.62g/t gold in the South Lodes (TW: true widths).
- Infill drilling over a strike length of 400m at South Tinstone, immediately south of the Wodgina Mine, has returned excellent results confirming the resource potential of this area. Results included 33m at 1,848g/t Ta_2O_5, 30m at 1,739g/t Ta_2O_5 and 25m at 1,831g/t Ta_2O_5.

CORPORATE

- The Company is currently working on options to generate value from substantial land holdings, which are prospective for nickel mineralisation.
- Further significant reductions achieved in the gold and foreign exchange hedgebooks.

MANAGING DIRECTOR'S COMMENTS

The March 2004 quarter was a disappointing one for the Company. The Gold Division continues to present the most challenges with cash costs and total costs reversing the encouraging positive trend of the last three quarters. Production and sales of tantalum met operational and sales targets and lithium sales were at record levels.

Gold production for the quarter was 109,328 ounces and was produced at a cash cost of A$486 per ounce. The estimate for full year production remains between 520,000-530,000 ounces with cash costs likely to be at the upper end of the A$420-$435/oz forecast.

The impact of the mining disruption caused by the slip at Tarmoola has been significant as has been the impact of wet weather and lower than anticipated grade at the Carosue Dam operations.

Improved operational performance is expected in the June quarter for both production and unit cash costs of gold production.

The positive news has been the highly encouraging underground drilling results from the Marvel Loch Underground development. On the basis of results to date, the Company is increasingly confident that a substantial underground resource in the South and Central lodes at Marvel Loch should be delineated by the end of August.

At Wodgina, detailed metallurgical assessments using the latest techniques have identified a number of modifications and circuit capacity increases to improve recoveries. Engineering design has commenced on these plant modifications along with the detailed economic justification. It is anticipated that these modifications will be in place by the end of the calendar year.

The tantalum market continues to show steady and continuous improvement due primarily to improved global economic conditions and increased investment in the information and telecommunications sectors. Inventory through the supply chain is being reduced and industry participants state that production ultilisation and demand for tantalum capacitors are increasing.

The Company is currently negotiating with its two major customers in relation to the extension of existing contracts beyond the December 2005 period. These negotiations are progressing satisfactorily and it is anticipated that contracts will be agreed, in principal, by the end of the June quarter.

The Company continues to deliver into its Gold Hedge Book as positions fall due and to take advantage of opportunities to improve the delivered gold price while reducing commitments. The Company has also significantly improved its position in respect to its Foreign Exchange Hedge Book over the past twelve months with the Company's achieved rate being comfortably below current spot rates in respect of the AUD/USD exchange rate.

As previously announced, work is underway on a strategic review of the Company's business, including reassessment of the gold production plans, asset carrying values, potential rationalisation opportunities and future hedging policies.

The strategic review is due for completion by the end of August.

John Leevers
Managing Director
28 April 2004


GWALIA

ADVANCED MINERALS

PRODUCTION AND SALES

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	Unit	13 weeks ending 30.06.03	13 weeks ending 30.09.03	13 weeks ending 31.12.03	13 weeks ending 31.03.04	Rolling Annual Result
Greenbushes Tantalum[(a)]						
- Produced	Lbs Ta_2O_5	255,998	257,444	261,641	245,012	1,020,095
Wodgina Tantalum[(a)]						
- Produced	Lbs Ta_2O_5	271,974	279,175	299,180	283,061	1,133,390
TOTAL TANTALUM PRODUCED		**527,972**	**536,619**	**560,821**	**528,073**	**2,153,485**
TOTAL TANTALUM SOLD		**656,633**	**408,027**	**500,240**	**562,872**	**2,127,772**
Tin						
- Produced	Tonnes	157	166	138	113	574
- Sold		185	126	166	83	560
Lithium / Spodumene Concentrates						
- Produced	Tonnes	26,665	33,124	34,703	29,749	124,241
- Sold		34,242	21,531	29,266	46,480	131,519

(a) Ta_2O_5 figures include production from various tribute contracts.

ADVANCED MINERALS – SALES

The Company's Ta_2O_5 in concentrate sales of 562,872 lbs for the quarter were in line with its contractual arrangements and reflects normal seasonal variations in sales within the year.

The Company's sales of lithium mineral concentrates increased to 46,480 tonnes which is a quarterly record driven by growing demand for lithium batteries in China for mobile phones and laptop computers.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced 245,012 lbs of Ta_2O_5 in concentrates, 113 tonnes of tin and 29,749 tonnes of lithium concentrates during the quarter.

Tantalum and tin production were in line with forecasts. A feasibility study to recommence underground operations at Greenbushes has been progressed during the quarter and will be completed during the June quarter for Board consideration.

Lithium concentrate production is encroaching on the current operating capacity of the plant given the current range of products. Ways to cost effectively increase lithium concentrate production are currently being examined given the strong market fundamentals.

Wodgina Mine

Wodgina produced 283,061 lbs of Ta_2O_5 in concentrates during the quarter.

The milling of primary ore with more complex mineralogy has resulted in lower than budgeted recoveries. Intensive metallurgical investigation work has been completed this quarter and capital programs are being scoped with the aim of improving Ta_2O_5 recoveries, along with detailed economic justifications. It is anticipated that these modifications will be completed by the end of the calendar year.

ADVANCED MINERALS - EXPLORATION

Tantalum

Wodgina

Infill drilling at South Tinstone, a strike extension of the Wodgina deposit immediately south of the mine, was largely completed during the quarter. The infill drilling on a 25m x 25m pattern over a strike length of 400m has confirmed the continuity and grade of mineralisation intersected in previous wide-spaced drilling.

Results received during the quarter included:

Hole ID	Interval (m)	Grade (g/t Ta_2O_5)	Depth (m)
TNC036	27	690	0
TNC061	5	2,179	32
TNC084	11	1,260	19
TNC087	23	752	60
TNC094	23	854	54
TNC106	13	2,000	14
TNC112	19	988	106
TNC113	37	726	42
TNC131	9	1,717	31
TNC134	23	760	82
TNC140	40	603	117
TNC155	33	1,848	135
TNC160	30	1,739	167
TNC161	25	1,831	160
TNC167	61	801	127
TNC168	10	1,401	152

A resource estimate will now be made which should form the basis for a mining study.

Aracuai, Brazil (80% with option to acquire 100%)

A first-pass drilling programme has been conducted on this project to determine the scale of potential mineralisation. Assay results are pending. Early indications suggest drill testing of the geological model has shown that the mineralised pegmatite is not as extensive as originally considered. Mapping and sampling will be undertaken to evaluate the potential of the project to contain additional pegmatite bodies.

TANTALUM MARKET

TANTALUM END-MARKETS


Scrap Metal
8%
Ingot
9%
Powder
50%
Chemicals
9%
Carbides
9%
Mill
Products
15%

Source: TIC Statistics

The tantalum markets continue to improve over the last quarter in line with the Company's expectations. Tantalum is used in a wide variety of applications where its unique physical and electrical properties come to the fore.

The most important driver of tantalum demand is the electronics industry where demand for tantalum in a powder form is driven by growth in the use of tantalum capacitors. These are devices of variable size which are used in the circuit boards of electronic devices to regulate power on the board.

After a significant recession in the electronics industry since 2001, the latter part of 2003 saw this industry recover to double-digit growth. Industry statistics for 2003 suggest that the number of tantalum passive components shipped had increased by more than 30% over 2002 shipments. A further 10% increase is forecast for 2004. Much of the increase in 2003 was due to the success of designs using very small tantalum capacitors in new generation mobile phones and digital cameras. Nevertheless, while much of the growth in tantalum capacitor shipments have been in the very small case sizes, tantalum powder shipments also increased by approximately 300,000 lbs Ta_2O_5 in 2003.

For 2004, the tantalum capacitor industry will be looking for a further change in the product mix with the telecoms infrastructure equipment manufacturers looking to supply new communication network capacity. The Company forecasts that this could add up to 300,000 lbs of Ta_2O_5 to offtake over a full year as this use requires larger case size capacitors.

Other uses of tantalum are generally stable. The super-alloy industry is predicting a better environment in 2005 onwards as there is anticipated to be significant new investment in gas fired power generation plants over this time frame.

New Uses

Tantalum's unique qualities see it used in research for new high performance materials. From time to time, this research results in new applications such as its use in sputtering targets. This is an application required by the move of computer chip manufacturers to ever-thinner circuits requiring copper wires rather than the current practice of using aluminium. These very thin circuits also require a thin film of tantalum to be laid down between the various circuit layers. Tantalum is the preferred material because it is highly stable at high temperatures, has sufficient density and is a super conductor so it does not affect chip performance. The industry estimates that this use will account for approximately 300,000 lbs of tantalum metal per annum by 2006.

Recent research has successfully used tantalum-doped magnesium as super-conductors at relatively high temperatures. This may have a significant commercial application in the lowering of the capital and operating costs of Magnetic Resonance Imaging (MRI) equipment which currently use liquid helium cooled niobium as the super-conductor. While the commercialisation of such an advance may take many years, research and development activities such as this initiative continue on a number of fronts.

Sons of Gwalia Ltd is actively involved in a number of early stage research projects involving new tantalum uses as increased tantalum demand directly benefits the Company as it continues to be the world's dominant supplier of raw materials. A review of tantalum applications research is being undertaken with a view for the Company to potentially increase this level of commitment in the future.

Supply Side

The supply side of the tantalum market has a significant amount of flexibility to deal with growing tantalum demand over the short to medium term. Tantalum capacitor manufacturers have been reporting higher utilisation rates and at the end of December 2003, this was estimated at around 70%, although some of the more specialised products are operating at 100%. Lead times have extended but are still manageable. The tantalum processors still have significant under-utilised capacity to supply additional material as required.

On the raw materials side, there has not been any significant new projects committed to over the last 12 months. There continues to be ample delivery of raw materials from existing sources, although spot pricing continues to rise. The most recent parcel of tantalum concentrates offered by the US Government's Defence Logistics Agency (DLA) by tender was sold for US$34/lb. Twelve months ago, spot prices were quoted at US$20-$25/lb.

Increasingly the supply of tantalum raw materials is dominated by sources under contract and, in particular, Sons of Gwalia's contracted supply. Sales for the 2003/04 year are expected to be 2.1Mlbs Ta_2O_5 into existing contracts.

The Company will produce 2.2Mlbs Ta_2O_5 in 2003/04 and has installed capacity to lift production by 500,000 lbs per annum. Further debottlenecking and increased production from the Greenbushes Underground Mine would see the Company produce up to 3Mlbs per annum from the Company's two mines, Greenbushes and Wodgina.

The Company is currently negotiating with both of its customers' extensions to sales contracts over production from both mines. The Company believes that contracts in respect of both mines will be agreed, in principle, by the end of the June 2004 quarter.

GOLD OVERVIEW

PRODUCTION

Gold production for the March quarter totalled 109,328 fine ounces. Gold was produced at an average cash cost of $486 per ounce and sold at $606 per ounce. This returned a cash margin of $120 per ounce. The average spot price for the quarter was $533 per ounce and the spot price at the date of this report is $541 per ounce.

SONS OF GWALIA EQUITY GOLD PRODUCTION					
Operation	**Tonnes Milled**	**Head Grade (g/t)**	**Production ounces**	**Cash Cost/oz**	**Total Cost/oz**
Leonora Operations					
Tarmoola Operations					
Tarmoola Open Cut	835,455	0.96	23,577		
Jasper Stockpile	86,409	0.80	2,018		
Rainbow	24,445	1.44	987		
Sundry	1,193	9.98	370		
LEONORA REGION	**947,502**	**0.97**	**26,952**	**638**	**764**
Southern Cross Region					
Marvel Loch Open Cut	340,744	2.14	21,956		
Golden Pig Underground	58,928	7.06	12,548		
Cornishman	89,928	2.58	6,990		
Sundry	5,239	4.29	742		
SOUTHERN CROSS REGION	**494,701**	**2.83**	**42,236**	**469**	**575**
South Laverton Region					
Carosue Dam					
Karari	193,460	1.05	6,111		
Luvironza	64,215	0.93	1,768		
Twin Peaks	158,384	2.42	11,601		
Safari Bore	222,832	3.04	20,660		
SOUTH LAVERTON REGION	**638,891**	**2.07**	**40,140**	**403**	**511**
TOTAL GOLD PRODUCTION	**2,081,094**	**1.75**	**109,328**	**486**	**598**

NOTE:

(a) "Cash (operating) costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.
(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.
(c) The Sons of Gwalia equity accounted Southern Cross Region production of 42,236 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture.



LEONORA REGION

Tarmoola Operations

Gold production for the quarter was 26,952 fine ounces at a cash cost of $638 per ounce.

Following the major east wall pit failure in early February, operations in the Tarmoola North Pit were suspended. An operating strategy has been developed for the Tarmoola Operations that includes the mining of the Tarmoola South Pit, the Rainbow and Kailis resources and the treatment of low-grade stockpiles. Subject to final mine planning, this operating strategy anticipates mining out to 2006 and provides time to formulate plans to exploit known and future resources within the Tarmoola area. The high cash cost per ounce reflects the cost of a change in the mining plan, lower productivity due to the disruptions caused by the wall failure, while still incurring fixed costs associated with the prior mining plan and redundancies at the Tarmoola Mine. Cash costs are expected to be lower in the June quarter as higher grade ore is accessed although costs will remain relatively high.

Gold production from the Leonora region for the year 2003/04 is expected to be around 160,000 ounces. Gold production for the 2004/05 and 2005/06 years from the Tarmoola Operation is anticipated to be around 100,000 ounces per annum.

LEONORA REGION – DEVELOPMENT AND EXPLORATION

Tarmoola

Work continued on an evaluation of several larger pit options for Tarmoola. These range from incremental expansion of the pit to consideration of mining a significantly larger resource. The scoping study in relation to a large low grade project at Tarmoola is continuing and further targeted drilling programmes are being evaluated. The Tarmoola deposit represents significant option value at higher A$ gold prices.

Gwalia Deeps

The Gwalia Deeps study document and database is being reviewed by external consultants to verify the models, assumptions and exploitation methodology proposed. The review will also formulate recommendations to further define the economics of the project and detail any additional work that may be required.

Kailis (28km south of Tarmoola)

Resource definition and a preliminary mine evaluation of the Kailis resource was completed. Further planning and resource development work is ongoing to ensure Kailis is deliverable within the current Tarmoola operating strategy.

Rainbow (2.5km south of Tarmoola)

Mining of the known laterite resource commenced in March and will be completed by the end of April. Significant potential exists to continue mining at Rainbow with the development of underlying oxide resources and exploration drilling is in progress to evaluate this potential.

SOUTHERN CROSS REGION

Southern Cross Operations

Attributable production for the quarter was 42,236 fine ounces at a cash cost of $469 per ounce. Production for the 2003/04 year is anticipated to be around 215,000 ounces (with attributable production at around 185,000 ounces).

Marvel Loch

Open pit mining of the South Pit Extension recommenced in January, with the haulage of ore and waste through the in wall ramp recommencing in February. Reconciled ore grades have exceeded the geological model as mining moves through areas previously mined by underground methods. It is expected there may be an increase in grades as mining progresses to the lower levels of the pit.

Golden Pig Underground

Ore production progressed satisfactorily and underground drilling delineated further resources to be mined in subsequent years in the South and Central areas of the mine.

Cornishman Open Pit (51%)

Mining of the south end Stage 4 cut back of the pit was completed in February and the contractor was demobilised. The remaining stockpiles at the mine site will be hauled to Marvel Loch and processed over the remainder of the financial year. Ore grades improved with mining at depth but were below resource expectations. With the exception of the stockpile areas, rehabilitation of the waste dumps and working areas have been completed. Evaluation of future mining options will be undertaken to determine any future potential for extensions to the resources below the current pit floor.

Ore Processing

Ore throughput and gold production was adversely affected by a failure of the Marvel Loch primary crusher during March and power outages due to adverse weather conditions. The primary crusher has been returned to service and gold recoveries continue to improve, as plant operations are optimised by improvements to the grinding and leaching circuit.

SOUTHERN CROSS REGION – DEVELOPMENT AND EXPLORATION


Marvel Loch Underground - Long Section
South
North
South Pit
Centre Pit
North Pit
0m
Tunnel Portal
South Pit Ramp
North Decline
250m
500m
Exploration Targets to 500 metres below surface
250m
Actual decline
Proposed decline
Low grade envelope
High grade lodes

Marvel Loch Underground Development and South Pit Extension

Work on advancing the South Pit Extension ramp and the North Decline proceeded satisfactorily. Further drilling sites were established to test resources below South and Centre Pits. Mine designs for Lodes below the North Pit were completed and development will proceed to these areas over the coming months.

Marvel Loch Underground Drilling Programme

A major drilling programme to delineate resources to 500m below surface at Marvel Loch is in progress. Four diamond drill rigs are operating from the North Decline and the South Pit Extension ramp. Drilling is currently focussed on the South and Centre Lodes. Approximately 20,000m of a 30,000m drilling programme had been completed at the end of the quarter. When the North decline is sufficiently extended, drilling will commence to test the North Lode extension to 500m depth. This programme is due for completion in the September quarter.


GWALIA

Better drilling results received during the quarter included:

Central Lodes

Hole ID	Interval (m)	Grade (g/t Au)	Vertical Depth (m)*	True Width (m)
CUG022	27	4.94	318	20
CUG024	38	5.32	346	25
CUG026	16	5.65	360	9
	38	4.69	388	21
CUG039	11	5.44	326	8
	15	4.94	338	11
CUG040	27	12.48	361	16
	10	3.78	378	6
CUG044	38	10.52	459	18
CUG046	54	7.68	575	17

South Lodes

Hole ID	Interval (m)	Grade (g/t Au)	Vertical Depth (m)*	True Width (m)
SUG006	20	5.92	398	12
SUG010	20	3.65	400	12
SUG011	25	7.99	369	16
SUG012	21	3.87	349	14
SUG013	25	14.62	328	21

* Vertical depth to mid-point of intersection in metres below surface.

Results received so far indicate excellent continuity of the Exhibition Pipe in the Centre Lodes for 400 vertical metres below the Centre Pit. Similarly, the Boulder Lode in the South Lodes shows good continuity for over 100 vertical metres below the final South Pit design to the top of a pegmatite sheet. Gold mineralisation continues below the pegmatite which is up to 50m thick. Drilling is planned to confirm the continuity of the mineralised lodes to a depth of 700m below surface.


Marvel Loch Underground - Cross Sections
Section 9 908mN
South Lodes:
West
Boulder & East Lodes
East
16m@5.58g/t Au
21m@3.87g/t Au
14m@12.1g/t Au
25m@7.99g/t Au
9m@1.08g/t Au
20m@3.65g/t Au
10m@1.99g/t Au
8m@5.32g/t Au
100m
Section 10 270mN
Centre Lodes:
West
Exhibition Pipe
East
14m@1.61g/t Au
23m@2.9g/t Au
6m@5.23g/t Au
27m@4.94g/t Au
38m@5.32g/t Au
16m@5.65g/t Au
38m@4.69g/t Au
9m@1.33g/t Au
19m@1.74g/t Au
100m
Pegmatite
Mineralised Envelope >1.0g/t
Current Drilling

Hercules Open Pit Development

Preliminary work commenced on mine designs and environmental plans to enable mining of the Hercules deposit early in the next financial year. This will provide oxide ore feed for the process plant following the exhaustion of Cornishman ore stockpiles. The Probable Reserve is 1.76 million tonnes at a grade of 2.2g/t for 130,000 ounces. There is also an Inferred Mineral Resource of 1.43 million tonnes at a grade of 2.2g/t for 100,000 ounces.

Golden Pig

Several drilling programmes were conducted during the quarter to test resource extension targets along strike to the north and south and beneath the mine.

At Golden Pig South, drilling is in progress immediately south of the mine to define the resource potential of shallow mineralised banded iron-formation units over a strike length of 400m.

Better results received so far included:

Hole ID	Interval (m)	Grade (g/t Au)	Down Hole Depth (m)
GPRC600	5	18.03	27
	3	4.12	57
GPRC604	4	7.53	0
GPRC613	5	4.01	56

At Golden Pig North, reconnaissance drilling 200m along strike to the north of the mine has located the prospective banded iron-formation stratigraphy north of a zone of faults which truncate the mine sequence. The best intersection in this area was 3.1m at 9.64g/t gold from 141m. Further drilling is planned to determine the extent of this mineralisation north of the mine.

A reconnaissance surface and underground deep drilling programme was conducted to test for depth extensions beneath the mine, up to 500m below surface.

Results were encouraging and included:

Hole ID	Interval (m)	Grade (g/t Au)	Vertical Depth (m)
GPRCD579	2.2	16.87	376
	9.2	3.69	440
GPD3279	1.3	7.07	335
GPD3283	3.0	5.22	245

Mineralisation is hosted in banded iron-formation units and shear zones in mafic rocks. Further drilling is planned.

SOUTH LAVERTON REGION

Carosue Dam Operations

Production for the quarter was 40,140 fine ounces at a cash cost of $403 per ounce. Production for the year is anticipated to be around 175,000 ounces.

Production for the period was below expectation due to very difficult drill and blast conditions encountered within the Safari Bore Open Pit. This pit was planned to provide the majority of the ore feed and grade to the Carosue Dam process plant over the quarter.


GWALIA

The production shortfall was compounded by rain events in February and March, which greatly exceeded the average for this time of the year and resulted in mining delays beyond that planned. Loss of production was in part mitigated through the mining of remnant ore from the Karari Open Pit and the processing of lower grade stockpiles.

During the period the Deep South Open Pit commenced operation and a small amount of ore from the top of the orebody was mined and fed to the mill.

SOUTH LAVERTON REGION – DEVELOPMENT AND EXPLORATION

Red October

Following the drilling previously reported, a revised resource estimate has been completed for the high-grade part of the Red October deposit, which lies beneath the open cut. The Indicated and Inferred Mineral Resources are estimated, at a 3.5g/t cut-off grade, as 353,000 tonnes at a grade of 9.3g/t for 106,000 ounces. This is a reduction from the previous resource estimate due to a re-evaluation of the geology, controls on mineralisation and the resource model which has been confirmed by the latest round of drilling.

A scoping study for an underground mining project based on the revised resource is in progress.

Porphyry

Eight small gold deposits in the historical Porphyry mining centre, 40km north of Carosue Dam, are being evaluated as potential satellite mines. The evaluation comprises database validation, confirmation drilling and resource estimation followed by open-pit mining scoping studies. The drilling has been completed and resource estimation is in progress.

CORPORATE

BOARD AND MANAGEMENT CHANGES

Peter Lalor and Chris Lalor retired as Executive Chairman and Executive Director of the Company respectively effective 13 April 2004. The Lalors were founding shareholders and Directors of the Company, which was listed on the Australian Stock Exchange in March 1983.

A new Managing Director and Chief Executive Officer, Mr John Leevers, was appointed in January and Mr Neil Hamilton assumed the position of Non-Executive Chairman effective 13 April 2004. The Company expects to announce the appointment of two new Non-Executive Directors in the near term.

Mr Ian McCubbing has been appointed to the position of Chief Financial Officer and will take up his role effective 10 May 2004.

MERGER OF MINERAL SANDS INTERESTS TO FORM MAJOR AUSTRALIAN MINERAL SANDS COMPANY

Following due diligence, BeMax Resources NL ("BeMax"), Nissho Iwai Corporation and Sons of Gwalia Ltd have signed a Merger Implementation Agreement.

BeMax has been successful in securing a financing facility from ABN AMRO to fund the cash requirement of the merger. The merger is subject to BeMax shareholder approval, with a shareholding meeting scheduled to take place on 29 April 2004.

REVIEW OF THE COMPANY'S NICKEL INTERESTS

The Company is progressing a review of its nickel assets and land holdings in Southern Cross and the North Eastern Goldfields, which are prospective for nickel sulphide mineralisation.

The Company has carried out an internal preliminary review and is now commissioning an independent consultant to prepare an Information Memorandum.

Coglia Well Lateritic Nickel Project (100%)

An infill drilling programme has been completed at Coglia Well, 80km south-east of Laverton, to better define two high-grade nickel and cobalt zones within the laterite deposit.

The results confirmed the continuity of mineralisation within the two zones.

Results included:

Hole ID	Interval (m)	Nickel %	Cobalt %	Depth (m)
CGC770	19	1.46	0.33	21
CGC771	19	1.16	0.25	28
CGC773	20	1.27	0.30	29
CGS775	15	1.07	0.15	28
CGC782	10	1.46	0.13	31
CGC783	16	1.40	0.21	29
CGC790	16	1.30	0.16	25

A resource estimate, together with metallurgical studies, will be completed during the Fourth Quarter. Further discussions with existing nickel laterite processors will then be undertaken.

DISPOSAL OF GOLD ASSET

The Company has decided to sell its former Copperhead Gold Mine and associated tenements located near Bullfinich at the Northern end of the southern Cross Gold Region. Marketing will be undertaken in the June Quarter.

FINANCE OVERVIEW

As at 31 March 2004, the Company had:

- cash and cash equivalent on hand of approximately A$20 million;
- US$170 million of private placement notes outstanding with an A$ value of A$226 million;
- A$ facilities drawn to $4.2 million with A$60 million undrawn.

During the quarter, working capital increased a further $8 million due to an increase in receivables following higher advanced mineral sales. Both the gold and advanced minerals businesses were cashflow positive after all mine development and capital expenditure for the quarter.


GWALIA

HEDGING

The Company's hedging policies with respect to gold and foreign exchange remain in place to secure the revenue streams for both the Gold and Minerals divisions through appropriately structured hedging instruments.

Every opportunity is taken to simplify, better match or reduce the level of commitment as part of overall risk management strategy and practices.

The current quarter continues to see reductions in both the gold and foreign exchange hedge books.

GOLD HEDGE BOOK

A summary of the hedge position at 31 March 2004 is presented below.

Sons of Gwalia Gold Hedging Summary				
		A$ Contracts	**US$ Contracts**	**Total**
Put Options	oz	1,874,591	Nil	1,874,591
Convertible Puts / Forwards	oz	134,000	Nil	134,000
Forward Sales	oz	724,669	52,400	777,069
Average Hedged Price/oz	$	586	368	N/A

In addition, the Company has granted 554,510 ounces in calls at $564 average and 105,800 ounces in contingent calls. A total of 85,800 ounces of the contingent calls will only come into existence if the spot price exceeds A$540 at particular specified dates in the future and a further 20,000 ounces are contingent on the spot price exceeding US$431. Also outstanding at 31 March 2003 were 24,000 ounces in sold puts granted by the Company at US$380 strike. These puts potentially reduce the Company's hedging position at prices below US$380 as the Company would be obliged to purchase gold in settlement of each position.

The Company produced 109,328 ounces during the quarter which it delivered into hedges at A$606 per ounce. The Company anticipates that its full year production will total approximately 520,000-530,000 ounces which it targets to sell at A$600 per ounce.

The mark-to-market value of the gold hedge and options book at 31 March 2004 was negative A$333 million. This calculation was based on a spot gold price of A$561 per ounce (US$424 gold price and A$/US$0.7552 exchange rate).

During the quarter, the Company reduced its gold commitments by a further 260,000 ounces largely through a zero cost restructure.

A table of the Company's gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

FOREIGN EXCHANGE

The current quarter saw the Company reduce the size of its US$ hedging commitments by US$158 million. This was achieved through a combination of delivering US$ revenues into maturing hedge contracts, as well as through sold out-of-money US$ calls lapsing and contingent positions knocking-out as a result of higher exchange rates. The higher exchange rate during the quarter also enabled the Company to closeout a long-dated committed position in 2007/08 financial year at no cost.

A summary of the hedge position at 31 March 2004 is presented below.

Foreign Exchange Hedging and Commitments (US$ millions)	FY2004	FY2005	FY2006	FY2007-09
Hedge cover				
Forwards	22.8	7.0	44.1	168.1
Purchased US$ puts	11.4	58.6	20.0	-
Total hedging	34.2	65.6	64.1	168.1
	0.7100	0.6950	0.6950	0.7150
Potential Commitments				
Sold US$ calls	15.5	25.0	-	34.0
Sold Contingent US$ Calls(i)	-	149.2	84.6	-
Potential Commitments(ii)	15.5	174.2	84.6	34.0

(i) Contingent positions are structured so that if the A$/US$ spot rate is above the applicable barrier levels at specified dates in the future, each contingent position will no longer exist. None of the positions will exist at a spot rate of A$/US$ 0.65 or higher. The mark to market value of the foreign exchange hedge and options book at 31 March 2004 was negative A$12 million. This calculation was based on a spot exchange rate of A$/US$ 0.7552.

(ii) Maximum commitments will comprise forwards above and potential commitments.


GWALIA

GOLD HEDGING SCHEDULE AS AT 31 MARCH 2004

		2003/04	2004/05	2005/06	2006/07	Balance	Total
Forward Sales							
A$ denominated		7,312	250,800	129,850	66,595	270,113	724,670
ENRP		510	568	520	500	559	549
US$ denominated		15,000	37,400	0	0	0	52,400
ENRP		368	368	0	0	0	368
Put Options Purchased							
A$ denominated		47,305	285,311	460,436	414,792	666,747	1,874,591
ENRP		652	589	598	601	596	598
Convertible Puts							
A$ denominated		0	0	0	30,000	40,000	70,000
ENRP		0	0	0	640	595	614
Convertible Forwards							
A$ denominated		0	0	0	0	64,000	64,000
ENRP		0	0	0	0	615	615
Calls Sold							
A$ denominated		87,150	136,760	153,100	106,600	70,900	554,510
ENRP		550	575	561	559	575	564
A$ denominated							
ENRP							
Contingent Calls Sold							
A$ denominated		0	42,900	42,900	0	0	85,800
Strike		0	525	525	0	0	525
Trigger		0	540	540	0	0	540
US$ denominated		0	0	0	0	20,000	20,000
Strike		0	0	0	0	400	400
Trigger		0	0	0	0	431	431
GOLD PURCHASED							
Put Options Sold							
US$ denominated		0	0	24,000	0	0	24,000
ENRP		0	0	380	0	0	380
Committed ounces - A$ hedging	(i)	94,462	430,460	325,850	203,195	445,013	1,498,980
ENRP/Strike A$/oz		547	566	540	552	573	559
Committed ounces - US$ hedging	(i)	15,000	37,400	0	0	20,000	72,400
ENRP/Strike US$/oz		368	368	0	0	400	377
Uncommitted - A$ hedging	(ii)	47,305	285,311	460,436	414,792	666,747	1,874,591
ENRP/Strike A$/oz		652	589	598	601	596	598
Total committed/uncommitted	(iii)	156,767	753,171	786,286	617,987	1,131,760	3,445,971

ENRP is after allowing for gold lease rates at an average of 1.23% on 2,541,489 ounces. Of the remaining hedges, 492,229 ounces are hedged at fully fixed gold lease rates and 412,252 ounces are hedged on an indexed lease rate basis.

(i) Committed ounces comprise forward sales, convertible puts and forwards and sold calls.

(ii) Uncommitted hedging comprises puts.

(iii) The mark-to-market value of the gold hedge book at 31 March 2004 was negative $333 million.

INVESTOR INFORMATION AS AT 28 APRIL 2004

Directors

N Hamilton Non-Executive Chairman
J W Leevers Chief Executive Officer and Managing Director
T A Lang Non-Executive Director
Prof. M R Richmond Non-Executive Director

Note:
Messrs Peter Lalor and Chris Lalor retired as Executive Chairman and Executive Director of the Company respectively, effective 13 April 2004.

Neil Hamilton appointed Non-Executive Chairman of the Company, effective 13 April 2004.

Senior Group Management

D A Paull Exec General Mgr, Business Development and Marketing
L Tonkin Exec General Mgr, Operations
K P Watkins Exec General Mgr, Resources
M D Bale General Mgr, Projects

Note:
Ian McCubbing was appointed Chief Financial Officer of the Company on 25 March 2004, effective 10 May 2004.

Issued Capital

The current issued capital of the Company is 188,184,938 shares.

Major Shareholders

Teck Cominco Limited
Franklin Templeton Group
Cabot Corporation
Goldman Sachs J B Were Group
Aviva Group (Portfolio Partners Limited)

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA
Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Registered and Principal Office

16 Parliament Place
West Perth WA 6005
Tel: (618) 9263 5555
Fax: (618) 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

Enquiries concerning this Report may be directed to:

John Leevers –Chief Executive Officer and Managing Director
David Paull – Exec. General Manager, Business Development and Marketing
Stephen Thomas – Manager, Investor Relations


MEMBER 2004

This Report is also available on our website: www.sog.com.au

ACN 008 994 287

10 May 2004
0170:tcl


RECEIVED
2004 SEP 23 P 3:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

SONS OF GWALIA LTD ANNOUNCES TANTALUM SALES TO CHINESE CUSTOMER

Sons of Gwalia Ltd ("the Company") has signed an agreement for the sale of 150,000 lbs of tantalum in concentrates to an established Chinese tantalum processor. This sale is over and above existing contractual sales with the Company's existing two major customers.

Under the terms of the sale the Chinese customer will take delivery of the tantalum concentrates during the second half of the 2004 calendar year at prices in line with existing contracts.

In March 2003 the Company advised of a joint venture sale of 200,000 lbs of tantalum in concentrates to a third party. Under the terms of the joint venture arrangement, the Company transferred 200,000 lbs of tantalum concentrates into a joint venture stock pile. A part payment of US$30 per lb was received by the Company at the time. The material for the 150,000 lb Chinese sale will be from this stockpile held by the joint venture.

For accounting purposes the 150,000 lb Chinese sale will be progressively treated as a sale as the transaction is consummated in accordance with the contract terms.

The Chinese tantalum industry is the third largest market for tantalum raw materials and this is the Company's first sale into this market. The Company regards the Chinese sale as a further indication of the improving outlook for tantalum markets and positions the Company in a strong and expanding market with the possibility of further sales in the future.

The Company continues to negotiate with its two major customers in relation to sales contracts beyond December 2005. These negotiations are progressing satisfactorily and it is anticipated that new contracts will be agreed, in principle, by the end of the June 2004 quarter.

For and on behalf of
Sons of Gwalia Ltd

John Leevers
Managing Director & CEO

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ABN 46 008 994 287


RECEIVED
2004 SEP 23 P 3:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


GWALIA

JWL:CA 04.089
13 May 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

APPOINTMENT OF NON EXECUTIVE DIRECTORS

Sons of Gwalia Ltd today announced the appointment of two new non-executive directors Mr Peter Knowles and Mr Mark Barnaba.

Chairman Mr Neil Hamilton said "we announced our intention to expand our Board earlier this year as part of the changes around the retirements of Peter and Chris Lalor and the appointment of our new Chief Executive, Mr John Leevers. We are very pleased to have been able to attract people of the calibre of Peter and Mark. They will bring diverse skills and experience to the Company and we look forward to their contribution to the Board".

Mr Mark Barnaba is a graduate of the University of Western Australia, Bachelor of Commerce (Hons) and has completed an MBA at Harvard University. He was a co-founder and Managing Director of Poynton and Partners and has many years' experience in management consulting with McKinsey & Company, industry and in investment banking. Mark's international experience includes several years' experience in New York, London, Milan and Johannesburg. He is also a Member of the Board of the Graduate School of Management at the University of Western Australia and of the West Coast Eagles Football Club.

Mr Peter Knowles is a graduate of Monash University in Melbourne, Bachelor of Economics, and had a 15 year career with Hamersley Iron/CRA Group with a lengthy period involved in negotiation and settlement of overseas resources transactions. He later had a 13 year career with the Wesfarmers Group culminating in the last seven years as Managing Director of Wesfarmers CSBP Limited. He has completed advanced management programs at the University of Western Australia in 1982 and Harvard University in Boston USA in 1994.

For further information contact Mr Neil D Hamilton, Chairman 08 9386 6100.

Yours faithfully

NEIL D HAMILTON
Chairman

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

RECEIVED
2004 SEP 23 P 3:19
OFFICE OF INTERNATIONAL
CORPORATE

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONS OF GWALIA LTD
ABN	46 008 994 087

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER KNOWLES
Date of appointment	13 MAY 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

RECEIVED
2004 SEP 23 P 3: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONS OF GWALIA LTD
ABN	46 008 994 087

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK BARNABA
Date of appointment	13 MAY 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

SONS OF GWALIA LTD
ABN 46 008 994 287


RECEIVED
GWALIA
2004 SEP 23 P 3:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

JWL:CA 04.150
14 July 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

COMMENT ON EARNINGS OUTLOOK

Sons of Gwalia Ltd ("the Company") has released its report for the June quarter today. The decline in gold production in the second half of 2003/04 reflects a declining production profile for the gold business which will continue in this financial year. Tantalum operations continue to be impacted by lower grade and recovery particularly at Wodgina.

The result for the 2003/04 year is being finalised and the Company's present expectation is for a result after tax, before any significant items, in the order of $21-22 million. Whilst we are still developing estimates for earnings in 2004/05 it has become evident that the 2004/05 earnings will not meet current analyst consensus and are unlikely to exceed the result for the 2003/04 year.

Work is continuing on the Strategic Review of the Company's business. This review includes reassessment of mine plans, analysis of the Company's resources and reserves, review of the gold production plans, potential rationalisation plans, hedging policies, asset carrying values and balance sheet management.

There are a number of significant interrelated issues under review, the resolution of which may further impact the final earnings outlook for 2004/05. We are unable to provide more guidance on the earnings outlook until conclusion of the review.

At that time, the Company expects to be in a position to give further guidance on the 2004/05 earnings outlook, matters impacting on performance (particularly of a short to medium term nature) and an outlook statement for the Company for future years.

The details of the Strategic Review will be announced along with the 2003/04 annual results by the end of August.

Yours faithfully

John Leevers
Managing Director / CEO

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au


GWALIA

REPORT ON ACTIVITIES
For The Quarter Ended 30 June 2004

HIGHLIGHTS

BOARD CHANGES

- Mr Peter Knowles and Mr Mark Barnaba were appointed as Non-Executive Directors on 13 May 2004.

ADVANCED MINERALS

- In principle agreement reached with HC Starck to extend current sales contract to December 2008 at similar annual volumes and revenues.
- Tantalum production for the quarter of 666,498 lbs in line with previous guidance for annual production for 2003/04 of 2.29 million lbs.
- Quarterly tantalum contracted sales of 656,557 lbs in line with existing contracts and previous guidance for annual sales of 2.13 million lbs.

GOLD

- Gold production for the quarter was 115,590 ounces of gold at a cash cost of $448/oz for annual production of 521,081 ounces of gold at an average cash cost of $438/oz.
- Average sale price received for the quarter was $616 realising a cash margin of $168/oz.

EXPLORATION AND RESOURCE DEVELOPMENT

- Preliminary resources of 3.7Mt at 4.2g/t gold for 500,000 ounces have been defined in the Marvel Loch underground project for the South and Central lodes. Drilling to commence shortly on the Northern lodes.
- An extension to the Wodgina orebody has been defined at South Tinstone comprising resources of 5.2Mt at 580g/t Ta_2O_5 for 6.6Mlbs of Ta_2O_5.

MANAGING DIRECTOR'S COMMENTS

The June quarter performance showed significant improvement over the March quarter. The Gold Division performance improved with production being nearly 6% up on the March quarter at 115,589 ounces of gold at a cash cost of $448/oz compared to $486/oz for the previous quarter.

Total Gold production for the year was 521,081 ounces at a cash cost of $438/oz. Notwithstanding the improvement in the June quarter, the failure of the Tarmoola pit wall and the challenges experienced at Carosue Dam with rain interruption, labour shortages and drill and blast difficulties, in the second half, resulted in the cash cost exceeding our forecast range of $420-$435/oz.

Tantalum operations performed well in the last quarter with both production and sales volumes reaching forecast levels for the year of 2.3Mlbs and 2.1Mlbs respectively. Production and sales of Lithium were at record levels for the year with the production unit operating at capacity.

Mining of the Tarmoola pit ceased during the quarter as the South pit was completed. The mill is now processing stockpile material. A decision to open the Kailis open pit is subject to strategic review considerations.

Exploration activity continues at the Marvel Loch underground development. Resource model for the South and Central lodes will be completed in the current quarter and drilling of the Northern lodes will commence shortly. We expect to have the resource model for all three lodes completed by the end of the December quarter.

At Wodgina, evaluation of the first stage of the recovery improvement programme has been completed and the capital proposal will be presented to the Board in July. The resource modelling for the Mt Tinstone extension has been completed with an estimated 6.6Mlbs being added to the Tantalum resource base.

The Tantalum market continues to show steady improvement with the electronic sector showing growth widening from consumer electronics to the IT and telecommunications infrastructure sectors. There is evidence of a tightening of supply in the spot market with prices moving towards the US$40/lb mark from the US$20-$25/lb level of 12 months ago.

SGW is pleased to announce that it has reached agreement in principle with HC Starck to supply a minimum of 800,000 lbs Ta_2O_5 per annum as a take or pay commitment for the calendar years 2006 to 2008 inclusive, subject to final contract agreement. This is at similar specification, annual volume and revenues to the existing contracts.

Negotiations with Cabot Corporation are continuing. Should agreement not be reached over the next few weeks it is likely that the negotiation will be referred to arbitration in a process set out in the existing Sales Agreement. The Company is confident of achieving a positive outcome should the matter be referred to arbitration.

The Company has today made a separate announcement concerning progress on its Strategic review, with a further announcement expected towards the end of August.

John Leevers
Managing Director
14 July 2004


GWALIA

ADVANCED MINERALS

PRODUCTION AND SALES

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	Unit	13 weeks ending 30.09.03	13 weeks ending 31.12.03	13 weeks ending 31.03.04	13 weeks ending 30.06.04	Rolling Annual Result
Greenbushes Tantalum[a]						
- Produced	Lbs Ta_2O_5	257,444	261,641	245,012	355,407	1,119,504
Wodgina Tantalum[a]						
- Produced	Lbs Ta_2O_5	279,175	299,180	283,061	311,091	1,172,507
TOTAL TANTALUM PRODUCED		**536,619**	**560,821**	**528,073**	**666,498**	**2,292,011**
TOTAL TANTALUM SOLD		**408,027**	**500,240**	**562,872**	**656,557**	**2,127,696**
Tin						
- Produced	Tonnes	166	138	113	136	553
- Sold		126	166	83	160	535
Lithium / Spodumene Concentrates						
- Produced	Tonnes	33,124	34,703	29,749	28,958	126,534
- Sold		21,531	29,266	46,480	30,286	127,563

(a) Ta_2O_5 figures include production from a tribute contract.

ADVANCED MINERALS – SALES

The Company's Ta_2O_5 in concentrate sales of 656,557 lbs for the quarter were up strongly on the previous quarter and in line with contractual arrangements reflecting normal seasonal variations in sales within the year.

The Company's sales of lithium mineral concentrates were 30,286 tonnes supported by the growing demand for lithium batteries in China for use in mobile phones and lap top computers and stable demand in glass and ceramics markets elsewhere.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced 355,407 lbs of Ta_2O_5 in concentrates, 136 tonnes of tin and 28,958 tonnes of lithium concentrates during the quarter.

Tantalum and Tin production exceeded forecast. A feasibility study to recommence underground operations at Greenbushes has been completed and will be presented in July for Board approval.

Lithium production was in line with forecast. Opportunities continue to be explored to de-bottleneck the Lithium processing facilities at Greenbushes and to enhance product specifications that will unlock existing processing capability.

Wodgina Mine

Wodgina produced 311,091 lbs of Ta_2O_5 in concentrates during the quarter.

Production during the quarter focused on Mt Cassiterite and the oxide associated with this ore source. Mineralogically and metallurgically this material performed significantly better than fresh Mt Tinstone feed which dominated much of the previous quarter's production. The future mine schedule returns to fresh plant feed early in 2004/05 as oxide feed is fully extracted from known sources.

An evaluation of the first stage of the recovery improvement programme that commenced last quarter was completed and will be presented to the Board for approval in July. The plant modification will take 12 months to complete.

ADVANCED MINERALS – EXPLORATION AND RESOURCE DEVELOPMENT

Tantalum

Wodgina

Following the recent drilling program, a resource estimate has been completed for South Tinstone, which covers the immediate 400m southern strike extension of the Mt Tinstone deposit:

JORC Resource Category	Tonnes (Mt)	Grade (g/t Ta_2O_5)	Cut-off Grade (g/t Ta_2O_5)	Mlbs (Ta_2O_5)
Indicated	4.7	580	130	6.0
Inferred	0.5	580	130	0.6
Total	**5.2**	**580**	**130**	**6.6**

A mining study is in progress to evaluate ore reserves.

At West Wodgina, approximately 2km west of the mine, a drilling program has been completed to evaluate the economic potential of a zone of pegmatites over a strike length of 800m. Results received so far included:

Hole ID	Interval (m)	Grade (g/t Ta_2O_5)	Depth (m)
WWC001	20	520	79
(including	*6*	*899*	*86)*
WWC002	16	496	86
WWC003	20	585	70
(including	*8*	*888*	*76)*
WWC004	22	528	50
WWC006	14	475	34
WWC011	18	626	27
(including	*8*	*953*	*29)*

Aracuai, Brazil (80% with option to acquire 100%)

Assay results and geological interpretation from drilling conducted on this project in the March quarter have down-graded the potential for significant tantalum resources in the project.

TANTALUM SALES CONTRACT UPDATE

Sons of Gwalia Ltd (SGW) is the world's largest tantalum miner supplying more than 50% of the word's raw material needs from its two major mines in Western Australia, Greenbushes and Wodgina.

SGW has long term contracts with its two major customers, Cabot Corporation and HC Starck which extend to December 2005 and is currently in the process of negotiating extensions to both contracts.

The Company has recently entered into a short term contract with a customer in China and has signed today, another short term contract with a customer in Japan.


GWALIA

SGW is pleased to announce that it has reached in principle agreement with HC Starck to extend the contract for a minimum of 800,000 lbs Ta_2O_5 per annum as a take or pay commitment for the calendar years 2006 to 2008 inclusive. The extension is at similar specification, annual volumes and revenues to the existing contract.

Negotiations with Cabot Corporation are continuing. Should agreement not be reached over the next few weeks it is likely that the negotiation will be referred to arbitration in a process set out in the existing Sales Contract. The Company is confident of achieving a positive outcome from the arbitration process.

Cabot Corporation relinquished their rights to Greenbushes Mine production and will focus their purchasing requirements on the Wodgina Mine. Cabot Corporation is currently receiving all of its SGW tantalum concentrates from the Wodgina Mine.

This enables SGW to broaden its customer base and enter into agreements with new customers. In a move, which supports the Company's strategy to expand its customer base and as a sign that the tantalum market continues to improve, the Company has entered into a contract through to December 2004 to a new customer for 65,000 lbs at contract level prices. Contracted sales for the 2004/05 financial year are now anticipated to be 2.3Mlbs.

GOLD OVERVIEW

PRODUCTION

Gold production for the June quarter totalled 115,589 fine ounces. Gold was produced at an average cash cost of $448/oz and sold at $616/oz. This returned a cash margin of $168/oz. The average spot price for the quarter was $575/oz.

SONS OF GWALIA EQUITY GOLD PRODUCTION					
Operation	Tonnes Milled	Head Grade (g/t)	Production ounces	Cash Cost/oz	Total Cost/oz
Leonora Operations					
Tarmoola Operations					
Tarmoola Open Cut	365,442	0.92	10,064		
Tarmoola Low Grade Stockpile	296,861	0.67	6,131		
Jasper Stockpile	41,554	0.78	963		
Rainbow	223,376	0.87	5,766		
Purchased Ore	1,403	18.59	669		
LEONORA REGION	**928,636**	**0.85**	**23,593**	**588**	**654**
FULL YEAR PRODUCTION			**165,802**	**476**	**558**
Southern Cross Region					
Marvel Loch Open Cut	350,231	1.91	19,415		
Golden Pig Underground	59,914	8.64	15,025		
Cornishman	75,606	2.87	6,312		
Sundry	40,055	2.62	3,051		
SOUTHERN CROSS REGION	**525,806**	**2.87**	**43,803**	**455**	**571**
FULL YEAR PRODUCTION			**182,891**	**452**	**571**
South Laverton Region					
Carosue Dam					
Karari	61,241	1.29	2,286		
Luvironza	95,294	0.89	2,464		
Deep South	110,859	2.77	9,331		
Twin Peaks	31,129	1.98	1,818		
Safari Bore	284,643	3.72	32,295		
SOUTH LAVERTON REGION	**583,166**	**2.73**	**48,194**	**374**	**556**
FULL YEAR PRODUCTION			**172,388**	**387**	**522**
TOTAL GOLD PRODUCTION (JUNE)	**2,037,608**	**1.91**	**115,590**	**448**	**582**
TOTAL GOLD PRODUCTION (FULL YEAR)			**521,081**	**438**	**551**

NOTE:

(a) "Cash (operating) costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.
(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.
(c) The Sons of Gwalia equity accounted Southern Cross Region production of 43,803 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture.



LEONORA REGION

Tarmoola Operations

Gold production for the quarter was 23,593 fine ounces at a cash cost of $588/oz. Gold production from the Leonora region for the year 2003/04 was 165,802 ounces.

Mining operations were completed within both South Tarmoola and Rainbow pits during the quarter. Processing of low grade Tarmoola stockpiles commenced in the latter half of the quarter. A decision to develop the Kailis satellite open pit operation will be assessed as part of the Strategic Review process.

LEONORA REGION – EXPLORATION AND RESOURCE DEVELOPMENT

Tarmoola

The scoping study on a very large tonnage low-grade project at Tarmoola (the "Big Pit Concept") showed that the potential resource base would not support this concept at the current gold price. Future work will focus on optimising the existing resource base and targeted exploration for high-grade zones at depth.

Kailis (28km south of Tarmoola)

Resource estimation and an open-cut mining scoping study have been completed on this deposit. Kailis contains an Indicated Resource of 2.5Mt at 2.0g/t gold for 160,000 ounces; an economic pit design contains approximately 110,000 ounces. The deposit is a potential satellite partner for future mining at Tarmoola.

Rainbow (2.5km south of Tarmoola)

Drilling to evaluate the oxide resource potential beneath the recently mined laterite pits has been completed. Results indicated a small low-grade resource, which will not be developed.

SOUTHERN CROSS REGION

Southern Cross Operations

Attributable production for the quarter was 43,803 fine ounces at a cash cost of $455/oz. Production for the 2003/04 financial year is 210,695 ounces (with attributable production of 182,891 ounces).

Marvel Loch

Open pit mining of the South Pit Extension progressed satisfactorily, with mining concentrated on removal of the existing ramp in the lower section of the pit. Ore sourced from the pit has been in line with forecast tonnes, at a marginally lower grade. Total waste movement has been behind schedule early in the quarter, with production levels improving to forecast rates by the end of the quarter.

Golden Pig Underground

Positive reconciliation of ore grades from Jedi and C7 North areas and higher development grades resulted in higher than forecast production.

Ore Processing

Ore throughput for the quarter was at an annualised rate of 2.39Mt, which is the highest rate during the financial year. This was despite constraints with the crushing circuit reducing throughput to the process plant during April and June. Constraints associated with crusher throughput have been resolved and crushing performance continues to improve.

Marvel Loch Underground Development and South Pit Extension

Development of the North Decline progressed on schedule to provide initial access to the North Underground early in the new financial year. Access to both the Undaunted and Sherwood lodes will be established in the September quarter and a ventilation network will be developed to allow the commencement of ore production.

SOUTHERN CROSS REGION – EXPLORATION AND RESOURCE DEVELOPMENT

Marvel Loch Underground Resource Extension Drilling

A major drilling program to define resources beneath the Marvel Loch open pits is in progress. Drilling has been focussed on the South and Centre lodes with approximately 40,000m of diamond drilling completed at the end of the quarter. Drilling has extended the resources to depths of up to 660m below surface. Better drilling results received during the quarter included:

Centre Lodes

Hole ID	Interval (m)	Grade (g/t Au)	Vertical Depth (m)*	True Width (m)
CUG048	15	4.15	335	12.0
CUG056	20	3.43	258	19.3
CUG058	9	20.98	316	7.1
CUG063	20	2.99	262	19.5
CUG064	11	5.54	296	9.5
CUG072	4.3	58.88	373	3.0
CUG075	7	20.74	430	3.5
CUG079	10	11.96	354	5.5
	11	7.94	428	7.0
CUG082	23	4.10	306	11.6
CUG087	19	5.00	408	9.5

South Lodes

Hole ID	Interval (m)	Grade (g/t Au)	Vertical Depth (m)*	True Width (m)
SUG023	7	4.84	348	5.5
SUG031	5	10.75	438	2.8
	7	13.03	448	3.9
	7	4.26	456	3.9
SUG033	6.5	5.92	318	5.0
SUG036	7	9.85	453	4.2
SUG038	7	6.09	488	3.8

* Vertical depth to mid-point of intersection in metres below surface.

Preliminary ordinary kriged resource estimates have been made for the Centre and South lodes:

Lode System	JORC Resource Category	Tonnes (Mt)	Grade (g/t Au)	Ounces	Cut-off (g/t Au)
Centre	Indicated	1.8	3.7	215,000	2.5
Centre	Inferred	0.8	5.5	140,000	2.5
Centre	**Sub-Total**	**2.6**	**4.3**	**355,000**	**2.5**
South	Indicated	0.9	4.2	120,000	2.5
South	Inferred	0.2	3.7	25,000	2.5
South	**Sub-Total**	**1.1**	**4.1**	**145,000**	**2.5**
Centre & South	**Total**	**3.7**	**4.2**	**500,000**	**2.5**

Apart from the cut-off grade, no economic criteria have been applied in reporting these resources. The distribution of resources in the Indicated and Inferred categories is shown in the schematic long section below.


Marvel Loch Underground Resources - Schematic Long Section
South
North
South Pit
Centre Pit
North Pit
0m
CURRENT PIT
South Pit Ramp
Tunnel Portal
Sherwood
North Decline
200m
FINAL PIT
Undaunted
400m
Boulder / East Lode
PEGMATITE
600m
New Lode
Exhibition Pipe
Firelight / North Exhibition
250m
Indicated Resources (>2.5g/t Au)
Inferred Resources (>2.5g/t Au)
Mineralisation (<2.5g/t Au)
Zones of mineralisation targeted for resource drilling
Resources not reported in the table
Actual decline
Proposed decline

The drilling program will continue to the December quarter with a target of defining Indicated Resources in the South, Centre and North lodes to a depth of at least 500m below surface. Reconnaissance drilling has indicated that mineralisation extends beneath the resources defined so far. Further results will be incorporated into the resource models as the drilling program progresses.

A preliminary scoping study will commence in the September quarter to establish the economic parameters of underground production from the Centre and South lodes.

Golden Pig

Exploration programs are in progress to evaluate the resource potential of mineralised banded iron-formation (BIF) units in strike extensions to the north and south of the mine. A drilling program over a 300m strike length, immediately south of the current mine, was completed during the quarter. A resource estimate is in progress.

Drilling over a 300m strike length immediately north of the mine is in progress. The mineralisation intersected so far is characterised by narrow intervals of medium-grade BIF.

SOUTH LAVERTON REGION

Carosue Dam Operations

Production for the quarter was 48,194 fine ounces at a cash cost of $374/oz. Gold production from the South Laverton region for the year 2003/04 was 172,388 ounces.

The availability of road train operators for the haulage of ore from Safari Bore, Deep South and Serengeti to the mill in April and May severely affected mill production for the period which was partially offset with the introduction of low grade stockpiled material to mill feed. The shortfall of hauled material has been rectified.

Poor mechanical equipment availability reduced operator productivity. Rain delays and an industry shortage of grade control drills also placed pressure on mine production in the first half of the quarter, however production consistency improved markedly in the latter half of the quarter.

SOUTH LAVERTON REGION – EXPLORATION AND RESOURCE DEVELOPMENT

Porphyry

Resource estimation of the Porphyry and Enterprise gold deposits, 40km north of Carosue Dam, has been completed:

Resource	JORC Resource Category	Tonnes (Mt)	Grade (g/t Au)	Ounces	Cut-off (g/t Au)
Porphyry	Indicated	0.85	2.2	60,000	1.0
Enterprise	Indicated	0.24	2.5	20,000	1.0
	Total	**1.09**	**2.3**	**80,000**	**1.0**

Exploration is in progress in the project area to identify further resources. At the Eastward Reefs prospect, 7km south of Enterprise, reconnaissance RC drilling returned encouraging results, which included:

Hole ID	Interval (m)	Grade (g/t Au)	Down Hole Depth (m)
MGC430	4	3.90	109
MGC434	7	4.59	64
MGC435	9	3.64	21
	3	10.32	64
MGC436	6	7.22	69

Gold mineralisation is hosted by quartz veins in an albite-sericite-pyrite altered felsic unit in an area of shallow historic workings. The mineralisation is coincident with a 400m-long IP geophysical anomaly. Approximately 250m of this zone lies beneath transported cover and has not been tested by drilling. Further work is planned to evaluate the potential of the prospect.

CORPORATE

BOARD CHANGES

Mr Peter Knowles and Mr Mark Barnaba were appointed to the Board as Non-Executive Directors on 13 May 2004.

REVIEW OF THE COMPANY'S NICKEL INTERESTS

The Company is continuing its review of nickel sulphide prospectivity in its regional tenement positions in the Southern Cross, Leonora and South Laverton areas. An independent consultant's report has been completed and a strategy is being developed to extract value from these assets.

Coglia Well Lateritic Nickel Project (100%)

A resource estimate has been completed for this prospect, located 80km southeast of Laverton, following the drilling program completed in the previous quarter:

JORC Resource Category	Tonnes (Mt)	Nickel %	Cobalt %	Cut-off (Ni%)
Inferred	1.95	1.52	0.26	1.30

Coglia Well is a particularly high-grade resource, compared with other nickel-cobalt laterite resources in Western Australia. Preliminary metallurgical studies indicate that the mineralisation has generally favourable processing characteristics.

DISPOSAL OF GOLD ASSETS

A sale process has commenced for the Copperhead, Corinthia and Hopes Hill Gold Mines in the northern part of the Southern Cross region. It is planned to conclude this process in the September quarter. The terms of a sale agreement for the Cardinia, Mertondale and Raeside tenement packages east of Leonora were agreed with Navigator Resources Limited during the quarter. These included consideration of $120,000 cash and one million Navigator shares, as well as a claw-back right of up to a 60% interest on any discovery exceeding 250,000 ounces.

FINANCE OVERVIEW

As at end of quarter, the Company had:

- cash and cash equivalent on hand of approximately A$20.7 million;
- US$170 million of private placement notes outstanding with an A$ value of A$240 million;
- A$ facilities drawn to $3.9 million with A$60 million undrawn.

The Gold and Advanced Minerals businesses were cash flow positive after all costs.

HEDGING

The Company's hedging policies and practices are being reassessed as part of the overall Company Strategic Review. In the interim, every opportunity is taken to simplify, better match or reduce the level of committed cover as part of overall risk management strategy and practices.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Lalor Nominees Pty Ltd (director) Diana Lalor (voting rights) Blackwood Consolidated Pty Ltd (voting rights)	350,333 ordinary shares 206,986 ordinary shares 140,144 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

In the fourth quarter, the level of commitment was reduced in both gold and foreign exchange (FX) hedge books. The level of gold commitment (forwards, convertible puts and forwards and sold calls) was reduced by 209,000 ounces. Since 30 June 2004, the Company has closed out a further 24,000 ounces of 2004/05 commitments.

GOLD HEDGE BOOK

A summary of the hedge position at 30 June 2004 is presented below.

Sons of Gwalia Gold Hedging Summary – '000 ozs		A$ Contracts	US$ Contracts	Total
Put Options	oz	1,774	-	1,774
Convertible Puts / Forwards	oz	102	-	102
Forward Sales	oz	699	37	736
Average Hedged Price/oz	$	582	368	-

In addition, the Company has granted 419,360 ounces in calls at a $563 average and 104,500 ounces in contingent calls. A total of 204,000 ounces of calls have a strike price of $575 or higher and 14,000 of contingent calls will only become effective with a spot price above US$431.

The Company produced 115,589 ounces during the quarter, which it delivered into hedges at A$616/oz. Production for the year totalled 521,081 ounces, for which the Company realised A$599/oz.

The mark-to-market value of the gold hedge and options book at 30 June 2004 was negative A$348 million. This calculation was based on a spot gold price of A$568/oz (US$392 gold price and A$/US$0.69 exchange rate).

A table of the Company's gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

FOREIGN EXCHANGE

The current quarter saw the Company deliver and convert its US$ revenues at 0.700. This compares favourably against the average spot rate for the quarter of 0.713. As well, foreign exchange hedging commitments were reduced by US$21 million in face value.

The summarised hedge position at 30 June 2004 is presented below.

Foreign Exchange Hedging and Commitments (US$ millions)	FY2005	FY2006	FY2007	FY2008-09
Hedge cover				
Forwards	24.5	44.1	96.1	72.0
Purchased US$ puts	58.6	20.0	-	-
Total hedging	83.1	64.1	96.1	72.0
	0.6866	0.6878	0.6982	0.7197
Potential Commitments				
Sold US$ calls	25.0	-	30.0	4.0
Sold Contingent US$ Calls(i)	149.2	84.6	-	-
Potential Commitments(ii)	174.2	84.6	30.0	4.0

(i) Contingent positions are structured so that if the A$/US$ spot rate is above the applicable barrier levels at specified dates in the future, each contingent position will no longer exist. None of the positions will exist at a spot rate of A$/US$0.65 or higher. The mark to market value of the foreign exchange hedge and options book at 30 June 2004 was negative A$75 million. This calculation was based on a spot exchange rate of A$/US$0.690.

(ii) Maximum commitments will comprise forwards above and potential commitments.

GOLD HEDGING SCHEDULE AS AT 30 JUNE 2004

		2003/04	2004/05	2005/06	2006/07	Balance	Total
Forward Sales							
A$ denominated		232,616	129,850	66,595	220,813	49,300	699,174
ENRP		540	520	500	561	550	540
US$ denominated		37,400	0	0	0	0	37,400
ENRP		368	0	0	0	0	368
Put Options Purchased							
A$ denominated		275,125	420,250	404,606	348,688	295,500	1,774,169
ENRP		589	598	601	594	598	596
Convertible Puts							
A$ denominated		0	0	30,000	0	32,000	62,000
ENRP		0	0	640	0	595	617
Convertible Forwards							
A$ denominated		0	0	0	0	40,000	40,000
ENRP		0	0	0	0	606	606
Calls Sold							
A$ denominated		88,760	153,100	106,600	70,900	0	419,360
ENRP		562	561	559	575	0	563
Contingent Calls Sold							
A$ denominated		42,900	42,900	0	0	0	85,800
Strike		525	525	0	0	0	525
Trigger		540	540	0	0	0	540
US$ denominated		0	0	0	0	18,700	18,700
Strike		0	0	0	0	400	400
Trigger		0	0	0	0	431	431
Committed ounces - A$ hedging	(i)	364,276	325,850	203,195	291,713	121,300	1,306,334
ENRP/Strike A$/oz		544	540	552	564	580	552
Committed ounces - US$ hedging	(i)	37,400	0	0	0	18,700	56,100
ENRP/Strike US$/oz		368	0	0	0	400	379
Uncommitted - A$ hedging	(ii)	275,125	450,250	404,606	348,688	295,500	1,774,169
ENRP/Strike A$/oz		589	598	601	594	598	596
Total committed/uncommitted	(iii)	676,801	776,100	607,801	640,401	435,500	3,136,603

ENRP is after allowing for gold lease rates at an average of 1.22% on 2,190,623 ounces. Of the remaining hedges, 818,926 ounces are hedged at fully fixed gold lease rates and 403,152 ounces are hedged on an indexed lease rate basis.

(i) Committed ounces comprise forward sales, convertible puts and forwards and sold calls.

(ii) Uncommitted hedging comprises puts.

(iii) The mark-to-market value of the gold hedge book at 30 June 2004 was negative $348 million.

INVESTOR INFORMATION AS AT 30 JUNE 2004

Directors

N D Hamilton	Non-Executive Chairman
J W Leevers	Managing Director and Chief Executive Officer
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director
P Knowles	Non-Executive Director
M Barnaba	Non-Executive Director

Senior Group Management

I J McCubbing	Chief Financial Officer
L Tonkin	Exec General Mgr, Operations
K P Watkins	Exec General Mgr, Resources
C W Foley	Legal Counsel & Company Secretary
M D Bale	General Mgr, Projects

Issued Capital

The current issued capital of the Company is 188,184,938 shares.

Major Shareholders

Franklin Templeton Group
Teck Cominco Limited
Schroeder Investment Management
Aviva Group (Portfolio Partners Limited)
Cabot Corporation

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA

Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Registered and Principal Office

16 Parliament Place
West Perth WA 6005

Tel: (618) 9263 5555
Fax: (618) 9481 1271

Email: gwalia@sog.com.au
Website: www.sog.com.au

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000

Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Santi Pal (Reserves) and Mr Phil Janowski (Resources), both full-time employees of the Company, who are Corporate Members of the Australasian Institute of Mining and Metallurgy and have in excess of five years experience in his field of activity.

Enquiries concerning this Report may be directed to:

John Leevers – Chief Executive Officer and Managing Director
Ian McCubbing – Chief Financial Officer


MEMBER 2004

This Report is also available on our website: www.sog.com.au

SONS OF GWALIA LTD
ABN 46 008 994 287


RECEIVED
2004 SEP 23 P 3:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE
GWALIA

JWL:CA 04.179
11 August 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

COMMENT ON RELEASE OF FINANCIAL RESULTS

Sons of Gwalia Ltd ("the Company") today advised that it will be announcing its financial results for the year ended 30 June 2004, along with the outcome of its Strategic Review, on Tuesday 31 August 2004.

Yours faithfully

John Leevers
Managing Director / CEO

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

MEDIA Release


GWALIA

30 August 2004

SONS OF GWALIA LTD ("THE COMPANY") ACN 008 994 287 (ADMINISTRATORS APPOINTED) AND ITS SUBSIDIARIES.

We refer to the announcement made by the Company on 30 August 2004 in which it was noted –

The review of operations identified a serious deterioration in the status of the Gold reserves and resources which raised concerns about the Company's ability to meet its hedge book commitments. The Company was advised that the position would constitute an event of material adverse change under the counterparty agreements. The Company proposed a Standstill Agreement with all creditor counterparties to allow an orderly reorganisation of its affairs. Unfortunately, a standstill could not be achieved.

We confirm that Garry Trevor, Andrew Love and Darren Weaver were appointed Joint and Several Administrators of the group on 29 August 2004 pursuant to section 436A of the Corporations act 2001 ("the Act").

The Joint and Several Administrators of the Group take control of the Group's businesses, property and affairs with a view to facilitating the execution of a Deed of Company Arrangement to restructure the group's affairs.

The Administrators will work with the Directors' to develop and consider the Company's restructure plan which is focused towards :

(i) sale of the existing gold business operations, and
(ii) recapitalisation of the Advanced Minerals Division business.

The creditors of the Group will be given the opportunity to decide each companies' future at a meeting of creditors to be convened within one month (or any extension of time obtained). Creditors will be provided with a report on the proposed future of the group prior to this meeting.

In the interim, the Act provides for a stay of proceedings against the companies in the group, effectively freezing debts owed by the Group as at the date of the appointment.

At this stage, the business is being conducted under the Administrators control and is continuing as business as usual.

The Administrators will be circulating shareholders of Sons of Gwalia Ltd shortly.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

Contemporaneous meetings of creditors of the Group will be held, pursuant to Section 436E of the Act, on Friday, 3 September 2004 at 2.00pm.

Should you have any queries in relation to this matter, please do not hesitate to contact –

Garry Trevor on *08 9214 1444, or*
John Leevers on *08 9263 5512*

GARRY TREVOR
Joint and Several Administrator of
Sons of Gwalia Limited and
Certain Subsidiaries

JOHN LEEVERS
Managing Director
Sons of Gwalia Ltd

SONS OF GWALIA LTD
ABN 46 008 994 287
(Administrators Appointed)

RECEIVED
2004 SEP 23 P 3:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GWALIA

NDH:CA 04.195
30 August 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

APPOINTMENT OF VOLUNTARY ADMINISTRATORS

Sons of Gwalia today announced the appointment of Andrew Love, Garry Trevor and Darren Weaver of Ferrier Hodgson as joint and several Administrators.

The appointment immediately preceded announcement of the foreshadowed review of the Company's operations and arose following the inability of the Company to obtain agreement of all creditor counterparties to a standstill agreement.

The review of operations identified a serious deterioration in the status of the Gold reserves and resources which raised concerns about the Company's ability to meet its hedge book commitments. The Company was advised that the position would constitute an event of material adverse change under the counterparty agreements. The Company proposed a standstill agreement with all creditor counterparties to allow an orderly reorganisation of its affairs.

On Saturday 28th, the Company was advised that it was not possible to obtain unanimous support to the proposals and as such, the Directors met on Sunday 29th August and took the view, after taking appropriate advice, there was no alternative but to put the Company into Voluntary Administration on the basis that the Company was likely to become insolvent.

Yours faithfully

Neil D Hamilton
Chairman

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD

 ABN 46 008 994 287

(Administrators Appointed)


GWALIA

CWF:CA 04.196
30 August 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

SUSPENSION OF TRADING REQUEST

I refer to the Company's recent announcement in relation to the appointment of a Voluntary Administrator.

The Company seeks a voluntary suspension of trading of its shares with immediate effect.

Yours faithfully

Chris W Foley
Company Secretary

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD (Administrators Appointed)
ABN 46 008 994 287


GWALIA

Ref: CWF:IF:3312
8 September 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
SYDNEY NSW 2000

Dear Sirs

SONS OF GWALIA LIMTED ACN 008 994 287 (Administrators Appointed) AND CERTAIN SUBSIDIARIES AS SET OUT IN ANNEXURE A ("the Group") - UPDATE

We would like to confirm that Darren Weaver, Andrew Love and Garry Trevor were appointed as Joint and Several Administrators of the Group on 29 August 2004 pursuant to Section 436A of the Corporations Act ("the Act").

Our roles as Joint and Several Administrators of the Group are to take control of the Group's businesses, properties and affairs with a view to facilitating the execution of Deed of Company Arrangement to reorganise the Group affairs. The creditors of the Group will be given the opportunity to decide each companies future at a meeting of creditors to be convened at a future date.

The Administrators are continuing to conduct the businesses of the Group on the basis of "business as usual".

The first meeting of creditors of the Group was held on Friday, 3 September 2004. The meeting was held as contemporaneous meetings for each of the companies to which the Administrators have been appointed in the Group. At the meeting, a Committee of Creditors was formed to work with the Administrators during the administration period. The Committee of Creditors comprises 20 creditor representatives across the creditor groups being employees, trade creditors, financiers and US Noteholders.

The Administrators are continuing to work with the company to ascertain its financial position. At this point in time, and based upon the Administrators review of information to date, the broad liabilities of the Group represent the following:

- Financier and counterparty debt totalling approximately $490 million;
- Trade creditors owed approximately $70 million;
- Employee entitlements estimated at $7 million, excluding workers compensation and redundancy entitlements which are approximately a further $16 million;

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

- US Noteholders owed approximately $235 million;
- Rehabilitation bonds and guarantee facilities of approximately $44 million;
- Total liabilities therefore approximate $862 million, subject to finalisation of the Group's accounts and submission of creditor invoices to 29 August 2004, replacement of rehabilitation bond obligations, any 'make whole' payment obligation claimed by the US Noteholders and also the finalisation of the close out positions of the various hedge counterparties.

However, the above broad liabilities of the Group will be subject to change during the course of our review.

Based upon the initial legal advice we have received the liabilities of the Group will be treated on a pooled basis due to the Deed of Cross Guarantee under the class order concerning the Group entities.

As we are continuing to trade the business as usual we have put in place a procedure whereby duly authorised orders are placed with suppliers in respect of all further goods and services that are provided and debt incurred.

The Administrators consider that there are sufficient assets available in order to meet employee entitlements in full, including provisions for redundancy and workers compensation should those obligations crystallise for payment. Further, all entitlements that accrue during the period of the administration will be met in full.

Following the appointment of the Administrators, members of Ferrier Hodgson staff attended each of the mine sites and head office in order to liaise with the employees, contractors, suppliers and other stakeholders to ensure the preservation of operations and to obtain an understanding of all significant issues that affect each of the sites on an operational basis. We are appreciative of the patience and support that the employees, suppliers, contractors and creditors have provided to the Group following the appointment, and we look forward to that continuing support throughout the period of the administration.

The Administrators will be conducting a review of the Group's operations, however it is business as usual in the immediate term whilst restructuring alternatives are explored. We intend to trade the businesses whilst the restructure plan is being formulated and ultimately implemented.

With respect to the likely outcome of the affairs of the Group the two broad options include:

(i) sale of certain assets with a view to reducing debt levels (eg. gold operations and non-core assets);

(ii) sale and/or recapitalisation of the Group's remaining core business (eg. advanced minerals division);

A position has not been settled at this stage as to the approach that will be taken in respect to the assets. Such a position will be settled in due course in consultation with the Committee of Creditors and existing management. Our review of the financial position and operations of the Group will determine the ability of the companies to propose a Deed of Company Arrangement for the benefit of creditors.

It is our intention to make an application to the Court to seek an extension of the statutory convening period for the second (decision) meeting of creditors that would ordinarily be held within 28 days from the appointment of the Administrators. We intend to seek an extension in order to provide sufficient time to fully address the complexity and size of the Group's operations and financial position. This period is yet to be determined, but is likely to be between 6 to 9 months. We would expect to significantly advance the restructure and/or sale processes during this time in order to formulate restructure proposals.

There has been a significant amount of publicity regarding the collapse of the Group. As required under the Corporations Act, the Administrators have commenced their investigation program with a view to investigations being completed as soon as practicable. The results of the investigation will be reported to creditors and, if required under the Corporations Act, the statutory authorities.

The above provides a summary of the position as at the date of this announcement.

GARRY TREVOR, ANDREW LOVE and DARREN WEAVER
Joint and Several Administrators of
Sons of Gwalia Limited

SCHEDULE

Company	ACN
Burmine Exploration NL	006 684 297
Burmine Gold N.L.	009 173 255
Burmine Limited	008 054 546
Burmine Operations Pty Ltd	000 703 346
City Resources (WA) Pty Ltd	008 622 339
Gasgoyne Gold Mines N.L.	009 212 382
Consolidated Resources NL	009 672 780
Greenbushes Ltd	004 603 516
Greenstone Investments Pty Ltd	008 707 748
Gwalia Consolidated Ltd	009 131 971
Gwalia Minerals N.L.	009 011 947
Gwalia Tantalum Pty Ltd	008 899 750
Invincible Gold N.L.	009 066 246
Lithium Australia Ltd	008 899 769
Mincoa NL	009 098 999
Mount Edon Mines International Ltd	054 121 498
Oriole Resources Ltd	000 488 200
Orion Resources N.L.	009 182 825
PacMin Mining Corporation Ltd	001 936 901
Sons of Gwalia (Murchison) NL	000 829 130
Tantalum Refinery Co. Pty Ltd	008 974 196
Tarmoola Australia Pty Ltd	009 138 523
Tarmoola Operations Pty Ltd	009 384 909
Zephyr 2 Pty Ltd	008 737 540